UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                      TELEGLOBE INTERNATIONAL HOLDINGS LTD
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    G87340108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                           Lenard B. Tessler, Chairman
                         Teleglobe Bermuda Holdings Ltd
                                P.O. Box HM 1154
                                 10 Queen Street
                             Hamilton HM EX, Bermuda
                                 (441) 296-4856
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 27, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.     G87340108
--------------------------------------------------------------------------------
  1) Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):

          Teleglobe Bermuda Holdings Ltd (I.R.S. No. 98-0405438)
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
--------------------------------------------------------------------------------
  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
--------------------------------------------------------------------------------
  6)   Citizenship or Place of Organization:    Bermuda
--------------------------------------------------------------------------------
        Number of                      7) Sole Voting Power:         25,745,790
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:    25,745,790
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   25,745,790
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     91.6%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):       OO
--------------------------------------------------------------------------------
* Upon consummation of the transactions contemplated by the Agreement and Plan of Merger, dated as of November 4, 2003, by and among Teleglobe Bermuda Holdings Ltd ("Teleglobe"), VEX Merger Subsidiary Corp., a Delaware corporation and an indirect wholly owned subsidiary of Teleglobe, ITXC Corp., a Delaware corporation, and Teleglobe International Holdings Ltd (by joinder agreement), as amended to date, Teleglobe will hold approximately 66.0% of the common shares of Teleglobe International Holdings Ltd deemed issued and outstanding at such time.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 of the Schedule 13D is hereby amended by adding the following:

          In connection with the Merger Agreement, Teleglobe and certain holders of the common shares of Teleglobe entered into a Securities Exchange Agreement, dated as of May 27, 2004, pursuant to which Teleglobe exchanged, in the aggregate, 2,360,967 common shares of Teleglobe, on a one-for-one basis, for 2,360,967 Shares.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon information provided by the Company, there were 28,106,757 Shares issued and outstanding as of May 27, 2004. As of May 27, 2004, Teleglobe was the holder of 25,745,790 Shares. Thus, as of May 27, 2004, for the purposes of Reg. Section 240.13d-3, Teleglobe beneficially owns 25,745,790 Shares, or 91.6% of the Shares deemed issued and outstanding as of that date. Upon consummation of the Merger, Teleglobe will hold approximately 66.0% of the Shares deemed issued and outstanding at such time.

          No other Shares are owned, beneficially or otherwise, by the persons or entities listed on Schedule A annexed hereto.

          Neither Teleglobe, nor to the knowledge of Teleglobe any person or entity named on Schedule A annexed hereto, has effected any transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, since the date of event which required the filing of the Schedule 13D by Teleglobe, except for the exchange of common shares of Teleglobe for Shares described in Item 3 of this Schedule 13D Amendment No. 1.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          Item 6 of the Schedule 13D is hereby amended by adding the following:

          On May 27, 2004, Teleglobe, among others, entered into (i) a Securities Exchange Agreement, pursuant to which, among other things, Teleglobe exchange, in the aggregate, 2,360,967 common shares of Teleglobe, on a one-for-one basis, for 2,360,967 Shares, as more particularly set forth and described in the Securities Exchange Agreement attached as Exhibit 6 hereto, and
(ii) a Novation Agreement, pursuant to which, among other things, (x) Teleglobe assigned all of its rights, title and interest in, to and under a certain shareholders' agreement and certain repurchase agreements to the Company and (y) TLGB Acquisition Ltd. assigned all of its rights, title and interest in, to and under that certain shareholders' agreement to Teleglobe, each as more particularly set forth and described in the Novation Agreement attached as
Exhibit 7 hereto. As a result of the Securities Exchange Agreement and the Novation Agreement described herein, the Shareholders' Agreement, as amended, as of May 27, 2004, governs certain registration rights, holdback arrangements and restrictions on transfers with respect to Shares, as more particularly set forth and described in the Shareholders' Agreement, as amended, incorporated by reference as Exhibit 8 and Exhibit 9 hereto.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D Amendment No. 1 are qualified in their entirety by reference to the complete agreements governing such matters, which are incorporated by reference or attached to this Schedule 13D Amendment No. 1 as exhibits pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          Item 7 of the Schedule 13D is hereby amended by adding the following:

          6. Securities Exchange Agreement, dated as of May 27, 2004, among Teleglobe International Holdings Ltd, Teleglobe Bermuda Holdings Ltd and the holders of common shares of Teleglobe Bermuda Holdings Ltd specified therein.

          7. Novation Agreement, dated as of May 27, 2004, among Teleglobe Bermuda Holdings Ltd, Teleglobe International Holdings Ltd and TLBG Acquisition Ltd. (as successor to TLGB Acquisition LLC).

          8. Shareholders' Agreement, dated as of October 1, 2003, among Teleglobe Bermuda Holdings Ltd (by novation), Teleglobe International Holdings Ltd (by novation), and certain directors and officers party thereto, incorporated by reference to Exhibit 4.2 to Amendment No. 1 to Form S-4 filed by the Company on March 29, 2004.

          9. Amendment No. 1 to Shareholders' Agreement, dated as of March 26, 2004, among Teleglobe Bermuda Holdings Ltd (by novation), Teleglobe International Holdings Ltd (by novation), and certain directors and officers party thereto, incorporated by reference to Exhibit 4.3 to Amendment No. 1 to Form S-4 filed by the Company on March 29, 2004.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          May 28, 2004

                                          TELEGLOBE BERMUDA HOLDINGS LTD



                                          By:  /s/ Lenard B. Tessler
                                          --------------------------------------
                                          Name:  Lenard B. Tessler
                                          Title: Chairman


  Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

Schedule A to the Schedule 13D is hereby amended and restated as follows:


                                                                      SCHEDULE A


          1. Executive Officers. The executive officers of Teleglobe Bermuda Holdings Ltd ("Teleglobe") are Lenard B. Tessler and Seth P. Plattus. Lenard B. Tessler serves as Chairman of Teleglobe. Seth P. Plattus serves as Vice Chairman of Teleglobe. Each of Lenard B. Tessler and Seth P. Plattus is a citizen of the United States with a business address at 299 Park Avenue, 22nd Floor, New York, New York 10171. The principal business and address of Teleglobe are stated in
Item 2 of this Schedule 13D, as amended.

          2. Directors. The directors of Teleglobe are Lenard B. Tessler, Seth P. Plattus and Michael M. Green.

               In addition to holding the executive officer positions noted above, each of Lenard B. Tessler and Seth P. Plattus serves as a Managing Director of Cerberus Capital Management, L.P. ("CCM"). As noted above, each of Lenard B. Tessler and Seth P. Plattus is a citizen of the United States with a business address at 299 Park Avenue, 22nd Floor, New York, New York 10171. CCM, for itself and on behalf of related third parties, is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature.

               Michael M. Green, a citizen of the United States, serves as the President of TenX Capital Management, Inc. ("TenX"). TenX, which is located at 100 W. Elm Street, Suite 300, Conshohocken, PA 19428, is an investment advisory firm.

          3. Controlling Persons. TLGB Acquisition LLC, a Delaware limited liability company ("TLGB"), owns approximately 99% of the outstanding common shares of Teleglobe. In connection with the Merger (as described in this
Schedule 13D, as amended), TLGB (i) changed its jurisdiction of formation from Delaware to Bermuda and (ii) changed its name to "TLGB Acquisition Ltd." Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"), is the sole record holder of TLGB, as nominee for various private investment funds (the "Funds"). Stephen Feinberg, a citizen of the United States, serves as (i) the managing member of Cerberus Associates, L.L.C., the general partner of Cerberus, and (ii) the investment manager for the Funds. Stephen Feinberg possesses sole power to vote and direct the disposition of all securities of Teleglobe International Holdings Ltd which may be deemed to be beneficially owned by Teleglobe, TLGB, Cerberus and the Funds. The business address of each of the above named entities and person is 299 Park Avenue, 22nd Floor, New York, New York 10171. TLGB's primary business is to serve as a holding company for the shares of Teleglobe. Cerberus and the Funds are engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

                                                                       Exhibit 6

                          SECURITIES EXCHANGE AGREEMENT


          SECURITIES EXCHANGE AGREEMENT, dated as of May 27, 2004 (this "Agreement"), among Teleglobe International Holdings Ltd, a Bermuda company ("Teleglobe"), Teleglobe Bermuda Holdings Ltd, (the "Parent") and the Holders specified on the signature pages to this Agreement (the "Holders").

          WHEREAS, Parent is a party to that certain Shareholders' Agreement, dated as of October 1, 2003, by and among Parent and certain directors and officers party thereto, as amended by Amendment No. 1 to the Shareholders' Agreement, dated as of March 26, 2004, by and among Parent, TLGB Acquisition LLC and certain directors and officers party thereto (the "Shareholders' Agreement");

          WHEREAS, Parent is a party to that certain Repurchase Agreement, dated as of March 26, 2004, by and among Parent and certain persons listed on the signature pages thereto (the "Repurchase Agreement"), and that certain Repurchase Agreement, dated as of March 26, 2004, by and between Parent and Gemini Trust (the "Gemini Repurchase Agreement");

          WHEREAS, Parent has assigned its rights and obligations under the Shareholders' Agreement, the Repurchase Agreement, and the Gemini Repurchase Agreement to Teleglobe pursuant to a novation agreement dated as of the date hereof (the "Novation Agreement");

          WHEREAS, in connection with the merger of a subsidiary of Teleglobe and ITXC Corp. ("ITXC") pursuant to the Agreement and Plan of Merger, dated as of November 4, 2003, among Parent, Teleglobe (pursuant to a joinder agreement), VEX Merger Subsidiary Corp. ("VEX") and ITXC, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 6, 2004 among, Teleglobe, VEX and ITXC, the certain officers (or trusts of which such officers are beneficiaries) party to the Shareholders' Agreement desire to exchange with Parent their common shares in Parent (the "Exchange Securities"), set forth opposite such Holder's name on Schedule I hereto, for common shares of Teleglobe owned by Parent (the "Teleglobe Shares") on a one-for-one basis, in the amounts set forth opposite each Holder's name on Schedule I hereto;

          NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth herein and for good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:


                                    ARTICLE I

                                   DEFINITIONS
                                   -----------

          1.1. Definitions. As used in this Agreement, and unless the context requires a different meaning, the following terms have the meanings indicated:

          "Agreement"   means  this  Agreement  as  the  same  may  be  amended,
supplemented or modified in accordance with the terms hereof.


9649294.4

          "Business Day" means any day other than a Saturday, Sunday or other day on which commercial banks in the State of New York or Bermuda are authorized or required by law or executive order to close.

          "Closing" has the meaning set forth in Section 2.2 of this Agreement.

          "Closing Date" has the meaning set forth in Section 2.2 of this Agreement.

          "Commission"   means  the  United  States   Securities   and  Exchange
Commission or any similar agency then having jurisdiction to enforce the Securities Act.

          "Companies" means Parent and Teleglobe, and each is a "Company".

          "Exchange Securities" has the meaning set forth in the recitals to this Agreement.

          "Gemini Repurchase Agreement" has the meaning set forth in the recitals to this Agreement.

          "Governmental Authority" means the government of any nation, state, city, locality or other political subdivision thereof, any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, and any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing.

          "Holders" has the meaning set forth in the preamble to this Agreement.

          "ITXC" has the meaning set forth in the recitals to this Agreement.

          "Lien" means any pledge, hypothecation, assignment, encumbrance, lien (statutory or other) or preference, priority, right or other security interest or preferential arrangement of any kind or nature whatsoever.

          "Novation Agreement" has the meaning set forth in the recitals to this Agreement.

          "Orders" has the meaning set forth in Section 3.2 of this Agreement.

          "Parent " has the meaning set forth in the preamble to this Agreement.

          "Person" means any individual, firm, corporation, partnership, trust, incorporated or unincorporated association, joint venture, joint stock company, limited liability company, Governmental Authority or other entity of any kind, and shall include any successor (by merger or otherwise) of such entity.

          "Requirements of Law" means, as to any Person, any law, statute, treaty, rule, regulation, right, privilege, qualification, license or franchise or determination of an arbitrator or a court or other Governmental Authority or stock exchange, in each case applicable or binding upon such Person or any of its property or to which such Person or any of its property is subject or pertaining to any or all of the transactions contemplated or referred to herein.


9649294.4                               2

          "Repurchase Agreement" has the meaning set forth in the recitals to this Agreement.

          "Securities Act" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission thereunder.

          "Security  Agreements  means  the  Shareholders'   Agreement,   Gemini
Repurchase Agreement and the Repurchase Agreement.

          "Shareholders' Agreement" has the meaning set forth in the recitals to this Agreement.

          "Teleglobe" has the meaning set forth in the preamble to this Agreement.

          "Teleglobe Shares" has the meaning set forth in the recitals to this Agreement.

          "VEX" has the meaning set forth in the recitals to this Agreement.


                                   ARTICLE II

                             EXCHANGE OF SECURITIES
                             ----------------------

          2.1 Exchange Securities. Subject to the terms and conditions set forth herein, at the Closing (as defined below) the Holders shall deliver to Parent and Parent shall receive for cancellation from the Holders the Exchange Securities, in the respective amounts set forth on Schedule I hereto, in exchange for the transfer and delivery of the Teleglobe Shares on a one-for-one basis, in the respective amounts set forth on Schedule I hereto.

          2.2 Closing. (a) The closing of the exchange of the Exchange Securities for Teleglobe Shares (the "Closing") shall take place at the offices of Schulte Roth & Zabel LLP, 919 Third Avenue, New York, New York 10022, on the date hereof or at such other time, place and date that the Companies and the Holders may agree in writing (the "Closing Date").

          (b) At the Closing: (i) the Holders shall tender for cancellation their certificates for the Exchange Securities, free and clear of all Liens to Parent; (ii) the Parent's register of members shall be updated to cancel the Holders as owners of the Exchange Securities; (iii) Parent shall transfer and deliver all right, title and interest in and to the Teleglobe Shares, free and clear of all Liens (other than Liens created by the Holders, under the Security Agreements, as applicable or pursuant to federal and state securities Laws), to the Holders and the Parent shall deliver to the Holders completed share transfer forms transferring the Teleglobe Shares to the Holders in the respective amounts set forth on Schedule 1 hereto together with the applicable share certificate and/or such other documents as may be necessary to effectuate such transfer,
(iv) Teleglobe's register of members shall be updated to include the Holders as owners of the Teleglobe Shares in the respective amounts set forth on Schedule I hereto; (v) the Companies and each Holder shall execute and deliver to the others the Novation Agreement and (vi) the Companies and each Holder shall execute, deliver and acknowledge, or cause to be executed, delivered and


9649294.4                               3
acknowledged, such certificates and other documents as are necessary to effect the consummation of the transactions contemplated hereby.


                                   ARTICLE III

                 REPRESENTATIONS AND WARRANTIES OF THE COMPANIES
                 -----------------------------------------------

          The Companies represent and warrant to each of the Holders as follows:

          3.1 Existence and Power. Teleglobe and Parent are companies duly organized, validly existing and in good standing under the laws of Bermuda. Each of the Companies has all requisite corporate power and authority to execute, deliver and carry out the transactions contemplated by this Agreement.

          3.2 Authorization; No Contravention. The execution, delivery and performance by each of the Companies of this Agreement, and the transactions contemplated hereby and thereby (a) have been duly authorized by the Board of Directors or each Company; (b) do not contravene the terms of the Security Agreements, the memorandum of association and bye-laws of the Companies; and (c) do not violate any judgment, injunction, writ, award, decree or order of any nature (collectively, "Orders") of any Governmental Authority against, or binding upon, the Companies.

          3.3 Governmental Authorization; Third Party Consents. Except for applicable requirements, if any, under state blue sky laws, The Exchange Control Act 1972 of Bermuda (and the regulations made thereunder) and the Bermuda Companies Act of 1981, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person, and no lapse of a waiting period under a Requirement of Law, is necessary or required in connection with the execution, delivery or performance by, or enforcement against, the Companies of this Agreement to which each such Person is a party or the transactions contemplated hereby and thereby.

          3.4 Additional Representations. (a) All action required to be taken by Parent as a condition to the transfer of the Teleglobe Shares has been taken. The Teleglobe Shares (upon transfer to the Holders as of the Closing Date in accordance with the terms hereof) constitute duly and validly issued common shares in Teleglobe. Upon consummation of the transfer of the Teleglobe Shares, the Holders will receive good title to the Teleglobe Shares, free and clear of any and all Liens, other than any restrictions on transfer set forth in the Security Agreements and under applicable law.

          (b) Assuming the accuracy of the representations of the Holders, the transfer of the Teleglobe Shares is exempt from the registration requirements of the Securities Act, as amended, and the qualification or registration requirements of state blue sky laws.

          (c) There is no action, suit, proceeding or investigation pending, or to the Companies' knowledge, currently threatened, against the Companies.


9649294.4                               4

                                   ARTICLE IV

                  REPRESENTATIONS AND WARRANTIES OF THE HOLDERS
                  ---------------------------------------------

          Each of the Holders hereby represents and warrants, severally and not jointly, to the Companies as follows:

          4.1 Existence and Power. If such Holder is not an individual, such Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its formation and has the requisite power and authority to execute, deliver and perform its obligations under this Agreement.

          4.2 Authorization; No Contravention. The execution, delivery and performance by such Holder of this Agreement, (a) if such Holder is not an individual, (i) have been duly authorized by all necessary action and (ii) do not contravene the terms of such Holder's organizational documents or any amendment thereof, (b) except as set forth in the Security Agreements, do not violate, conflict with or result in any breach, default or contravention of, or the creation of any Lien under any Requirement of Law applicable to such Holder and (c) do not violate any Orders of any Governmental Authority against, or binding upon, such Holder.

          4.3 Governmental Authorization; Third Party Consents. Except as set forth in the Security Agreements and except for applicable requirements, if any, under state blue sky laws, The Exchange Control Act 1972 of Bermuda (and the regulations made thereunder) and Bermuda Companies Act of 1981, no approval, consent, compliance, exemption, authorization or other action by, or notice to, or filing with, any Governmental Authority or any other Person, and no lapse of a waiting period under any Requirement of Law, is necessary or required in connection with the execution, delivery or performance by, or enforcement against, such Holder of this Agreement or the transactions contemplated hereby.

          4.4 Acquisition for Own Account. The Teleglobe Shares to be acquired by such Holder pursuant to this Agreement are being or will be acquired for its own account and with no intention of distributing or reselling such Teleglobe Shares or any part thereof in any transaction that would be in violation of the securities laws of the United States of America, any state of the United States or any foreign jurisdiction. If such Holder should in the future decide to dispose of any of such Teleglobe Shares, such Holder understands and agrees that it may do so only in compliance with the Security Agreements, the Securities Act and applicable state and foreign securities laws as then in effect.

          4.5 Restricted Securities. Such Holder understands that (i) the Teleglobe Shares are not registered under the Securities Act for the reason that the transfer of Teleglobe Shares provided for in this Agreement is exempt pursuant to Section 4(2) of the Securities Act at the time of their transfer,
(ii) the Teleglobe Shares may be transferred only in accordance with the terms of this Agreement and the Security Agreements, as applicable, (iii) the reliance of the Companies on such exemption is predicated in part on such Holder's representations set forth herein, and (iv) such Teleglobe Shares cannot be sold,


9649294.4                               5
transferred or otherwise disposed off unless a subsequent disposition thereof is registered under the Securities Act or is exempt from registration.

          4.6 Accredited Investor. Such Holder is an "Accredited Investor" within the meaning of Rule 501 of Regulation D under the Securities Act, as presently in effect. Such Holder acknowledges that such Holder has had a full opportunity to request from the Companies and to review and has received all information which it deems relevant in making a decision to acquire the Teleglobe Shares being acquired by it hereunder and is relying on its own due diligence and the representations and warranties of the Companies made herein in making this investment.


                                    ARICLE V

                                  MISCELLANEOUS
                                  -------------

          5.1 Amendments and Waivers. The provisions of this Agreement may not be amended, modified, supplemented or terminated, and waivers or consents to departures from the provisions hereof may not be given, without the written consent of each of the parties hereto. No failure or delay on the part of the Companies or the Holders in exercising any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy. The remedies provided for herein are cumulative and are not exclusive of any remedies that may be available to the Companies or the Holders at law, in equity or otherwise.

          5.2 Notices. All notices, demands and other communications provided for or permitted hereunder shall be made in writing and shall be by registered or certified first-class mail, return receipt requested, facsimile, courier service or personal delivery:

          (a)  if to Parent or Teleglobe:

               P.O. Box HM 1154
               10 Queen Street
               Hamilton HM EX
               Bermuda
               Attention: Chairman
               Facsimile: (441) 292-0829

               with copies to:

               Schulte Roth & Zabel LLP
               919 Third Avenue
               New York, NY  10022
               Attention: Stuart D. Freedman Esq.
               Facsimile: (212) 593-5955

          (b)  if to the Holders,  to the  address  listed  for such  Holder  in
Schedule I to this Agreement.


9649294.4                               6

          All such notices, demands and other communications shall be deemed to have been duly given when delivered by hand, if personally delivered; when delivered by courier, if delivered by commercial courier service; five (5) Business Days after being deposited in the mail, postage prepaid, if mailed; and when receipt is mechanically acknowledged, if sent by facsimile. Any party may by notice given in accordance with this Section 5.2 designate another address or Person for receipt of notices hereunder.

          5.3 Successors and Assigns. This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective heirs, successors and permitted assigns. No Holder may assign any of its rights or obligations under this Agreement without the prior written consent of Teleglobe.

          5.4 Counterparts. This Agreement may be executed in any number of counterparts and by the parties hereto in separate counterparts, each of which when so executed shall be deemed to be an original and all of which taken together shall constitute one and the same agreement.

          5.5 Headings. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

          5.6 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York, without regard to any applicable principles of conflicts of law to the contrary.

          5.7 Severability. If any one or more of the provisions contained herein, or the application thereof in any circumstance, is held invalid, illegal or unenforceable in any respect for any reason, the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired, unless the provisions held invalid, illegal or unenforceable shall substantially impair the benefits of the remaining provisions hereof.

          5.8 Entire Agreement. This Agreement, together with the schedules hereto, are intended by the parties as a final expression of their agreement and intended to be a complete and exclusive statement of the agreement and understanding of the parties hereto in respect of the subject matter contained herein and therein.

          5.9 Further Assurances. Each of the parties shall execute such documents and perform such further acts (including, without limitation, obtaining any consents, exemptions, authorizations or other actions by, or giving any notices to, or making any filings with, any Governmental Authority or any other Person) as may be reasonably required or desirable to carry out or to perform the provisions of this Agreement.

                  [Remainder of page intentionally left blank.]



9649294.4                               7

          IN WITNESS WHEREOF, the undersigned have executed, or have caused to be executed, this Securities Exchange Agreement on the date first written above.


                                     Teleglobe international holdings, ltd


                                     By:________________________________________
                                        Name:  Gerald Porter Strong
                                        Title:


                                     TELEGLOBE BERMUDA HOLDINGS LTD


                                     By:________________________________________
                                        Name:  Seth Plattus
                                        Title:

                                     HOLDERS:


                                     GEMINI TRUST

                                 By: ROYAL BANK OF CANADA
                                     TRUST COMPANY (BAHAMAS) LIMITED, as Trustee


                                     By:________________________________________
                                        Name:
                                        Title:


                                     By:________________________________________
                                        Name:
                                        Title:


                                 THE WILLETT TRUST

                                     By:  Richard David Willett, Sr., as Trustee

                                          ______________________________________
                                          Richard David Willett, Sr.


                                          ______________________________________
                                          Serge Fortin


9649294.4                               8

                                          ______________________________________
                                          Daniel Bergeron


                                          ______________________________________
                                          Henri Alexandre


                                          ______________________________________
                                          Michel Guyot


                                          ______________________________________
                                          Jean-Pierre Gratton

































9649294.4                               9

                                                                       Exhibit 6

                                   SCHEDULE I


                                     HOLDERS


Transferee                               Address                        No. of Exchange     No. of Teleglobe
                                                                        Securities being    Shares to be
                                                                        transferred         transferred
----------------------------------------------------------------------------------------------------------------

The Royal Bank of Canada Trust            c/o Barbara Carroll            1,096,163.523       1,096,163.523
Company Bahamas Ltd. as trustee of
the Gemini Trust                          Royal Bank of Canada Trust
                                          Company (Bahamas) Limited
                                          P.O. Box N-3024
                                          Nassau, Bahamas


Richard D. Willett Sr as trustee of       c/o Richard D. Willett, Sr.,     674,562.168         674,562.168
the Willett Trust                         Trustee
                                          25 Rowe Road
                                          Skowhegan, ME 04976


Henri Alexandre                           7670 des Vendeens                 70,266.8925         70,266.8925
                                          Ville d'Anjou, Quebec
                                          H1K 1S6


Daniel Bergeron                           24 Jean-Louis Lapierre           168,640.542         168,640.542
                                          St-Constant, Quebec
                                          J5K 1L8


Serge Fortin                              1020 boul L'Assomption           210,800.6775        210,800.6775
                                          Repentigny J6A 5H5


Jean-Pierre Gratton                       23 Miller Drive                   70,266.8925         70,266.8925
                                          Georgetown, Ontario
                                          L7G 5P7
                                          Canada


Michel Guyot                              22 de Vincennes                   70,266.8925         70,266.8925
                                          Blaineville, Quebec
                                          Canada, J7B 1W6


Total                                                                    2,360,967.588       2,360,967.588



9649294.4

                                                                       Exhibit 7


                               Novation Agreement
                               ------------------

          NOVATION AGREEMENT, dated as of the 27th day of May, 2004, by and between Teleglobe Bermuda Holdings Ltd (f/k/a Teleglobe International Holdings
Ltd), a Bermuda company ("Assignor" or "Investor Assignee"), Teleglobe International Holdings Ltd, a Bermuda company ("Assignee") and TLGB Acquisition Ltd. (as successor to TLGB Acquisition LLC) ("Investor Assignor").

          WHEREAS, Assignor is a party to that certain Shareholders' Agreement, dated as of October 1, 2003, by and among Assignor and certain directors and officers party thereto, as amended by Amendment No. 1 to the Shareholders' Agreement, dated as of March 26, 2004, by and among Assignor, Investor Assignee and certain directors and officers party thereto (the "Shareholders' Agreement");

          WHEREAS, Assignor is a party to that certain Repurchase Agreement, dated as of March 26, 2004, by and among Assignor and certain persons listed on the signature pages thereto (the "Repurchase Agreement"), and that certain Repurchase Agreement, dated as of March 26, 2004, by and between Assignor and Gemini Trust (the "Gemini Repurchase Agreement");

          WHEREAS, prior to the merger of a subsidiary of Assignee and ITXC Corp. ("ITXC") pursuant to the Agreement and Plan of Merger, dated as of November 4, 2003, among Assignor, Assignee (pursuant to a joinder agreement), VEX Merger Subsidiary Corp. ("VEX") and ITXC, as amended by Amendment No. 1 to the Agreement and Plan of Merger, dated as of February 6, 2004 among, Assignee, VEX and ITXC, the certain officers (or trusts of which such officers are beneficiaries (the "Trusts")) party to the Shareholders' Agreement will exchange their common shares in Assignor for common shares of Assignee on a one-for-one basis;

          WHEREAS, Assignor wishes to assign its rights and obligations under the Shareholders' Agreement, the Repurchase Agreement, and the Gemini Repurchase Agreement to Assignee, and Assignee wishes to assume Assignor's rights and obligations under the Shareholders' Agreement, the Repurchase Agreement, and the Gemini Repurchase Agreement;

          WHEREAS, Investor Assignor wishes to assign its rights and obligations under the Shareholders' Agreement and Investor Assignee wishes to assume Investor Assignor's rights and obligations under the Shareholders Agreement;

          WHEREAS, such certain officers or such Trusts party to the Shareholders' Agreement agree to continue to be subject to all the rights and obligations under the Shareholders' Agreement as if each of Assignee and Investor Assignee was the original party thereto; and

          WHEREAS, such certain persons listed on the signature pages to the Repurchase Agreement and Gemini Trust, with respect to the Gemini Repurchase Agreement, agree to continue to be subject to all the rights and obligations


9609373.6
under the Repurchase Agreement or Gemini Repurchase Agreement, as the case may be, as if Assignee was the original party thereto.

          NOW, THEREFORE, in consideration of the mutual covenants and agreements herein and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

          1. Assignment. (a) The Assignor hereby assigns, transfers, conveys and delivers to Assignee, effective as of the date hereof, all of Assignor's rights, title and interest in, to and under the Shareholders' Agreement, the Repurchase Agreement and the Gemini Repurchase Agreement.

               (b) The Investor Assignor hereby assigns, transfers, conveys and delivers to Investor Assignee, effective as of the date hereof, all of Investor Assignor's rights, title and interest in, to and under the Shareholders' Agreement.

          2.  Assumption. (a) The Assignee hereby assumes all the rights, duties
and  obligations  of  the  Assignor  under  the  Shareholders'   Agreement,  the
Repurchase Agreement and the Gemini Repurchase Agreement.

               (b) The Investor Assignee hereby assumes all the rights, duties and obligations of the Investor Assignor under the Shareholders Agreement.

          3. Consent to Assignment. Investor Assignor (or its successor) and the certain officers and Trusts party to the Shareholders' Agreement consent to the assignment of Assignor's rights, title and interest in the Shareholders' Agreement to Assignee and agree to continue to be bound to the rights and obligations thereunder. Assignee and the certain officers and Trusts party to the Shareholders Agreement consent to the assignment of Investor Assignee's rights, title and interest in the Shareholders Agreement to Investor Assignee and agree to continue to be bound to the rights and obligations thereunder. The certain persons listed on the signature page to the Repurchase Agreement, and Gemini Trust, with respect to the Gemini Repurchase Agreement, consent to the assignment of Assignor's rights, title and interest in the Repurchase Agreement or Gemini Repurchase Agreement, as the case may be, to Assignee and agree to continue to be bound to the rights and obligations thereunder. The parties hereto hereby agree that, as of the time of the assignment and assumption of the rights and obligations hereunder and thereafter, that each reference in the Shareholders' Agreement, Repurchase Agreement or Gemini Repurchase Agreement to the "Company" shall mean Assignee and that the investors set forth on Schedule I (and any resulting reference to the Investor or Investors) to the Shareholders Agreement shall be deemed to refer to Investor Assignee and not Investor Assignor.

          4. Novation. The parties hereto hereby agree that each of Assignor and the Investor Assignor is released from all rights and obligations under the Shareholders' Agreement, Repurchase Agreement, and Gemini Repurchase Agreement (in each case to the extent it is a party thereto), and, from and after the assignment and assumption of the rights and obligations hereunder, shall look


9609373.6                                -2-
solely to Assignee or Investor Assignee, as the case may be, for performance of all such rights and obligations.

          5. Governing Law. This Novation Agreement shall be governed by, and construed in accordance with, the law of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of law applicable thereto.

          6. Execution in Counterparts. This Assignment Agreement may be executed in counterparts and shall be deemed executed and effective when each party has executed and delivered a counterpart. Each counterpart, when so executed and delivered, shall be deemed to be an original and all counterparts taken together shall constitute one and the same agreement.

          7. Further Assurances. The Assignor and Investor Assignor undertakes and agrees to execute all such further instruments, certificates and other documents, and to take all such other actions, as may be reasonably requested by Assignee or Investor Assignee in order to transfer to Assignee or Investor Assignee all of Assignor's or Investor Assignee's rights, title and interest in the Shareholders' Agreement, the Repurchase Agreement and the Gemini Repurchase Agreement.

                         (signatures on following page)






















9609373.6                               -3-

          IN WITNESS WHEREOF, the parties hereto have caused this Assignment Agreement to be duly executed and delivered as of the date and year first above written.



                                                Assignor AND INVESTOR ASSIGNEE:


                                                TELEGLOBE BERMUDA HOLDINGS LTD


                                                By:_____________________________
                                                   Name:  Seth Plattus
                                                   Title:



                                                ASSIGNEE:

                                                TELEGLOBE INTERNATIONAL HOLDINGS
                                                LTD


                                                By:_____________________________
                                                   Name:  Gerald Porter Strong
                                                   Title:



                                                INVESTOR ASSIGNOR:

                                                TLGB ACQUISITION LTD


                                                By:_____________________________
                                                   Name:  Seth Plattus
                                                   Title:







9609373.6

Agreed and Acknowledged:



GEMINI TRUST

   By: ROYAL BANK OF CANADA
       TRUST COMPANY (BAHAMAS) LIMITED, as Trustee

       By:_________________________________________
          Name:
          Title:



   By:_________________________________________
      Name:
      Title:


THE WILLETT TRUST

       By: Richard David Willett, Sr., as Trustee

           _________________________________________
           Richard David Willett, Sr.


           _________________________________________
           Serge Fortin


           _________________________________________
           Daniel Bergeron


           _________________________________________
           Henri Alexandre


           _________________________________________
           Michel Guyot


           _________________________________________
           Jean-Pierre Gratton






9609373.6                               -5-